05010633

SG-34794

n accordance
vith US-GAAP

interim group report as at 30 June 2005

DEPFA BANK plc

DEPFA BANK

PERFORMANCE IN FINANCE

Shareholders

Market capitalisation: € 4.7 bn
Number of shares: 353,019,720
100% free float



Germany
20%
Other Europe
23%
US/Canada
20%
Employees
6%
Rest of World
1%
UK
30%

© DEPFA BANK

Net income and RoE after tax



€ m
550
500
450
400
350
300
200
100
0
%
40
35
30
25
20
15
10
5
0
22.3
29.4
32.9
25.1
236
370
540
246
2002
2003
2004
06/2005

© DEPFA BANK

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P–1, Aa3, B–	A–1+, AA–
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–	P–1, Aa3, B–	A–1, A
DEPFA ACS BANK	F1+, AA–	P–1, Aa3, C	A–1+, AA–

Group figures according to US-GAAP

	Q2 2005	Q1 2005	Q2 2004	Change Q2 2005 to Q2 2004 € m	%
Earnings (€ m)					
Net interest income	113	108	104	9	8.7
Net interest income incl. interest from trading derivatives	*106*	*112*	*104*	*2*	*1.9*
Net commission income	12	10	20	-8	-40.0
Income from sale of assets	292	35	8	284	
Trading result	-203	40	57	-260	
of which from securities and derivatives	-177	32	66	-243	
of which derivatives valuation	-19	4	-9	-10	
of which interest	-7	4	–	-7	
Total revenues	**214**	**193**	**189**	**25**	**13.2**
Personnel expenditure	-31	-36	-24	-7	29.2
Other administrative expenditure	-17	-15	-15	-2	13.3
Depreciation on fixed assets	-3	-2	-2	-1	50.0
Administrative expenditure	**-51**	**-53**	**-41**	**-10**	**24.4**
Other income and expenditure	1	5	-3	4	-133.3
Provision for loan losses	–	–	–	–	
Income before taxes	**164**	**145**	**145**	**19**	**13.1**
Income and deferred tax	-38	-25	-16	-22	137.5
Income after income taxes	**126**	**120**	**129**	**-3**	**-2.3**
Profit attributable to minority interests	–	–	-1	1	
Group net income	**126**	**120**	**128**	**-2**	**-1.6**

Key ratios	30.06.2005	31.03.2005	30.06.2004	
Cost/income ratio	23.8%	27.5%	21.7%	
Earnings per share according to US-GAAP (€)	0.37	0.35	0.37	–
Earnings per share (based on number of shares issued €)	0.36	0.34	0.36	–
Return on equity after tax	25.2%	24.7%	32.8%	

Balance sheet information (€)	30.06.2005	31.03.2005	31.12.2004	Change 30.06.2005 vs.	31.12.2004
Public sector finance	164,964	159,471	152,802	12,162	8
Outstanding securities including loans taken up	98,223	88,237	84,073	14,150	16.8
Equity	2,017	1,989	1,903	114	6
Total assets	221,313	201,791	190,418	30,895	16.2

Contents

Letter to Shareholders

Dear Shareholders,

A look at the performance in the first half of the year gives us ample cause for satisfaction and it shows the bank is clearly on the right tracks. In the second quarter net income totalled € 126 m, taking the overall first half profit to € 246 m and means we are more than happy to reiterate our guidance of a full year profit of approximately € 500 m. Strong generation of new business and very encouraging developments in new product areas helped buoy the second quarter result. However, volatility in the bond markets in the second quarter had a negative effect on the trading result but this was more than outweighed by an excellent result from the placement of assets. The return on equity amounted to 25% after taxes and is thus at a level which is well in excess of our medium term target of 20%. Shareholders' equity of DEPFA Group has now breached the € 2 bn mark.

Total revenues in the second quarter rose significantly by 13.2% year-on-year to € 214 m. Total net interest income including interest attributable to trading totalled € 106 m, which is roughly in line with the quarterly average reported over the past four quarters. Net commission income went down by € 8 m to € 12 m. Income from sale of assets registered a very large increase to € 292 m. Of this amount € 96 m came from gains realised from favourable changes in credit spreads as well as from a rebalancing of the portfolio. The remaining € 196 m must from a purely economic standpoint be seen as an offsetting item for the high negative trading result. The trading result of € -203 m (or € -196 m without interest in trading derivatives) can be explained by the following factors:

- € 125 m of losses originated from a strategy, which has been regularly employed in the past, aimed at generating additional revenues from premiums. This involves selling options relating to the public finance portfolio, which in times of stable interest rates brings in additional revenues. The sharp fall in interest rates in the second quarter, however, caused the market value of these positions to drop, but at the same time this was more than offset by gains from the corresponding sub portfolio. The result from the valuation of derivatives according to FAS 133 of € -19 m is also connected with corresponding fair value rises in assets. Overall, the growth in the fair value of this sub portfolio amounted to € 196 m which was reported in income from sale of assets. It has not been a case of our tapping into so called 'hidden reserves' given that the fair value of the bank has not gone down as a result of these transactions.

- Due to volatile conditions in the bond markets we suffered losses of € 52 m in own trading activities. Of this amount € 22 m related to emerging markets bond trading and € 30 m was attributable to financial instruments whose valuation levels are dependent on margins of sovereign bonds in certain European countries.

New business volumes reached a new record level in the second quarter, totalling € 26 bn. The most important markets for new business were Italy (€ 5.6 bn), Germany (€ 4.5 bn) and the US (€ 3.6 bn). The total public sector finance portfolio stood at €165 bn at the end of June 2005 (+ 8.0% vs end-2004).

Personnel and other administrative expenditure rose by 24.4% year-on-year to € 51 m; the cost income ratio of 23.8% is still within our target range. The rise in costs is a result of our drive to grow the product base and expand our geographic coverage. On the other hand when compared with the previous quarter administrative expenditure was down slightly by 3.8% and is in line with our forecast for the full year of approximately € 200 m.

Investments in new products and geographic expansion, which are being made over the course of this year, will lead to a significant improvement in profits in 2006 giving us cause to reiterate our profit guidance of approximately € 600 m.

The extraordinary shareholders' meeting of DEPFA BANK plc of 22 July approved the control agreement between DEPFA BANK plc and DEPFA Deutsche Pfandbriefbank AG which will facilitate the reintegration of the Pfandbriefbank back into the Group's organisational structure.

Gerhard Bruckermann

Thomas M. Kolbeck

Interim Report as at 30 June 2005
Group figures according to US-GAAP

Group balance sheet as at 30 June 2005
of DEPFA BANK plc

Assets (€ m)	30.06.2005	31.12.2004
Cash and balances with central banks	1,435	730
Loans and advances to banks	30,607	20,918
Loans and advances to customers	67,713	69,226
Debt securities and other fixed income securities	107,265	89,986
Equities and other non fixed income securities	49	86
Intangible assets	50	33
Property and equipment	31	26
Other assets	7,877	4,259
Accrued interest and prepaid expenses	6,286	5,154
Total assets	**221,313**	**190,418**

Shareholders' equity and liabilities (€ m)	30.06.2005	31.12.2004
Liabilities to banks	68,415	59,255
Liabilities to customers	7,029	5,941
Debt securities in issue	118,988	104,457
Other liabilities	16,511	11,820
Accrued interest and deferred income	6,234	5,179
Provisions	299	345
Hybrid capital	1,820	1,509
Minority interest	–	9
Total liabilities	**219,296**	**188,515**
Equity		
Subscribed capital	104	104
Capital reserve	341	369
Retained earnings	1,525	1,337
Other comprehensive income	47	93
Total equity	**2,017**	**1,903**
Total shareholders' equity and liabilities	**221,313**	**190,418**
Contingent liabilities and loan commitments		
Contingent liabilities on guarantees and indemnity agreements	29	32
Loan commitments	15,095	11,057

Group profit and loss account for the period 1 January to 30 June 2005 of DEPFA BANK plc

€ m	30.06.2005	30.06.2004
Interest receivable and similar income from		
lending and money market business	1,792	1,656
fixed income securities	1,873	1,785
Interest payable and similar expenses	-3,444	-3,230
Net interest income	**221**	**211**
Commission income	32	48
Commission expenditure	-10	-7
Net commission income	**22**	**41**
Income from sale of assets	**327**	**105**
Trading result	**-163**	**25**
Operating income	**407**	**382**
General administrative expenses	-99	-72
Depreciation and amortisation of intangible assets and property and equipment	-5	-3
Other income and expenditure	6	-3
Operating results before provision for loan losses	**309**	**304**
Provision for loan losses	–	–
Income before taxes	**309**	**304**
Income and deferred taxes	-63	-50
Income after taxes	**246**	**254**
Minority interest	**–**	**-1**
Group net income	**246**	**253**
Weighted average number of ordinary shares	341,892,169	342,058,755
Total earnings per share (€)	**0.72**	**0.74**
Diluted earnings per share (€)	**0.72**	**0.74**

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Subscribed capital	Capital-reserve	Retained earnings	Other comprehensive income: Unrealised gains/losses from marking-to-market of securities	Unrealised result from cash flow hedges	Additional pension obligation	Total 2005	Total 2004
Balance at 1 January	**104**	**369**	**1,337**	**96**	**3**	**-6**	**1,903**	**1,378**
Group net income			120				120	125
Other comprehensive income				1	1	–	2	36
Comprehensive income	**–**	**–**	**120**	**1**	**1**	**–**	**122**	**161**
Dividends							–	–
Purchase of shares for compensation scheme		-45					-45	-10
Share compensation cost		9					9	6
Balance at 31 March	**104**	**333**	**1,457**	**97**	**4**	**-6**	**1,989**	**1,535**
Group net income			126				126	128
Other comprehensive income				-46	-2		-48	-43
Comprehensive income	**–**	**–**	**126**	**-46**	**-2**	**–**	**78**	**85**
Dividends			-58				-58	-41
Purchase of shares for compensation scheme			–				–	–
Share compensation cost		8					8	7
Balance at 30 June	**104**	**341**	**1.525**	**51**	**2**	**-6**	**2,017**	**1,586**

Consolidated statement of cash flows of DEPFA BANK plc

Consolidated Statement of Cash-flows (€ m)	2005	2004
Cash & cash equivalents as of 1 January	730	680
Cash-flow from operating activities	164	-9
Cash-flow from investing activities	-23,625	-7,643
Cash-flow from financing activities	24,166	7,661
Cash & cash equivalents as of 30 June	1,435	689

Quarterly performance of DEPFA BANK plc

	2005 € m		2004 € m				Change Q2 2005 vs. Q2 2004	
	Q2	Q1	Q4	Q3	Q2	Q1	€ m	%
Net interest income	113	108	99	109	104	107	9	8.7
Net interest income incl. interest from trading derivatives	*106*	*112*	*106*	*110*	*104*	*107*	*2*	*1.9*
Net commission income	12	10	11	14	20	21	-8	-40.0
Income from sale of assets	292	35	179	73	8	97	284	
Trading result	-203	40	-30	4	57	-32	-260	
of which from securities and derivatives	-177	32	-11	-1	66	-42	-243	
of which derivatives valuation	-19	4	-26	4	-9	10	-10	
of which interest	-7	4	7	1	–	–	-7	
Total revenues	**214**	**193**	**259**	**200**	**189**	**193**	**25**	**13.2**
Personnel expenditure	-31	-36	-28	-26	-24	-22	-7	29.2
Other administrative expenditure	-17	-15	-17	-12	-15	-11	-2	13.3
Depreciation on fixed assets	-3	-2	-1	-3	-2	-1	-1	50.0
Administrative expenditure	**-51**	**-53**	**-46**	**-41**	**-41**	**-34**	**-10**	**24.4**
Other income/expenditure	1	5	-10	-5	-3	–	4	-133.3
Provision for loan losses	–	–	–	–	–	–	–	
Income before taxes	**164**	**145**	**203**	**154**	**145**	**159**	**19**	**13.1**
Income and deferred tax	-38	-25	-45	-24	-16	-34	-22	137.5
Income after income taxes	**126**	**120**	**158**	**130**	**129**	**125**	**-3**	**-2.3**
Profit attributable to minority interests	–	–	–	-1	-1	–	1	
Group net income	**126**	**120**	**158**	**129**	**128**	**125**	**-2**	**-1.6**

Basis of accounting

The Consolidated Financial Statements of DEPFA Group are prepared in accordance with the United States Generally Accepted Accounting Principles (US–GAAP).

The accounting policies applied in the preparation of the Consolidated Financial Statements 2004 were also applied for this interim report, including the calculation of comparative figures for the previous year.

No new entities have been consolidated in this period.

Disposal of DEPFA Deutsche Pfandbriefbank AG

On 1 March 2004 DEPFA BANK plc initiated the sale process of its subsidiary Deutsche Pfandbriefbank AG ("Deutsche Pfandbriefbank"). The results of Deutsche Pfandbriefbank were classified as results from discontinued operations and its assets and liabilities were classified as held for sale in accordance with SFAS 144.

On 18 April 2005, the Board of Directors of DEPFA BANK plc announced that a sale was no longer in the best interests of shareholders. Consequently, the results of operation of Deutsche Pfandbriefbank for the period and any prior periods are no longer reported as discontinued operations, and its assets and liabilities are no longer classified as held for sale. The comparative amounts for 2004 are reclassified accordingly.

No adjustment to the carrying amount of Deutsche Pfandbriefbank was required.

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2004. In order to conform to the current period's presentation, the assets and liabilities of Deutsche Pfandbriefbank AG are no longer classified as held for sale in the comparative figures.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 June 2004 are based on the DEPFA Group interim report as at 30 June 2004, with reclassifications due to Deutsche Pfandbriefbank no longer being treated as a discontinued operation as described above.

(1) Loans and advances to banks

€ m	30.06.2005	31.12.2004
Public sector loans	7,654	8,308
Other loans and advances	22,911	12,554
Net deferred items	42	56
of which premiums	42	56
of which discounts	–	–
Total	**30,607**	**20,918**
of which repayable on demand	4,908	3,869

(2) Loans and advances to customers

€ m	30.06.2005	31.12.2004
Public sector loans	64,355	65,509
Property loans	2,742	3,001
Other loans and advances	307	427
Net deferred items	330	320
of which premiums	336	327
of which discounts	-6	-7
Provision for loan losses	-21	-31
Total	**67,713**	**69,226**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ m	Total	
	30.06.2005	31.12.2004
Opening balance	**31**	**112**
Additions		
Provision for loan losses charged to the profit and loss account	–	–
Reductions		
Transfers	-10	-81
Closing balance	**21**	**31**

All provisions are specific loan loss provisions and relate to property loans.

(4) Debt securities and other fixed income securities

€ m	30.06.2005	31.12.2004
Available for sale	106,805	89,468
Trading	460	518
Total	**107,265**	**89,986**

(5) Liabilities to banks

€ m	30.06.2005	31.12.2004
Deposits	19,467	16,695
Other liabilities	48,949	42,561
Net deferred items	-1	-1
Total	**68,415**	**59,255**
of which due on demand	1,241	1,391

(6) Liabilities to customers

€ m	30.06.2005	31.12.2004
Deposits	5,225	4,583
Other liabilities	1,803	1,357
Net deferred items	1	1
Total	**7,029**	**5,941**
of which due on demand	226	28

(7) Debt securities issued

€ m	30.06.2005	31.12.2004
Public sector covered bonds	87,130	74,349
Other covered bonds	534	860
Other debt securities	10,070	8,909
Money market securities	22,507	21,383
Net deferred items	-1,253	-1,044
Total	**118,988**	**104,457**

(8) Net interest income

€ m	30.06.2005	30.06.2004
Interest income from public sector finance	1,586	1,485
Interest income from other lending business and money market transactions	206	171
Interest income from fixed income securities	1,873	1,785
Interest expenditure for		
Asset covered bonds	-1,523	-1,492
Other debt securities	-210	-152
Other borrowings	-66	-24
Hybrid capital	-48	-49
Other banking transactions	-1,597	-1,513
Total	**221**	**211**

(9) Net commission income

€ m	30.06.2005	30.06.2004
Commission income from banking transactions	32	48
Commission expenditure from banking transactions	-10	-7
Total	**22**	**41**

(10) Trading result

€ m	30.06.2005	30.06.2004
Securities and derivatives trading result	-145	24
Valuation of derivatives / SFAS 133	-15	1
Net interest on trading derivatives	-3	–
Total	**-163**	**25**

(11) General administrative expenses

€ m	30.06.2005	30.06.2004
Personnel expenditure		
Wages and salaries	-60	-40
Social security costs	-7	-6
Other administrative expenditure	-32	-26
Total	**-99**	**-72**

(12) Incentive compensation programme

At 30 June 2005, the Trust established to purchase shares under the Group incentive programme held 11,486,016 shares of DEPFA BANK plc at a cost of 102 million. Compensation cost relating to the programme recognised in the profit and loss account to 30 June 2005 amounted to € 17 million.

Segmental reporting

The Group's profit and loss relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland", "Germany"and "Other", based on the registered office or location of the respective Group company or branch office.

The calculation of results is based on the assumption that the Group companies in the regions are legally independent units responsible for their respective operations.

Profit & loss account € m	Ireland		Germany		Other		Consolidation/ reconciliation		Total	
	30.06. 2005	30.06. 2004	30.06. 2005	30.06. 2004	30.06. 2005	30.06. 2004	30.06. 2005	30.06. 2004	30.06. 2005	30.06. 2004
Net interest income	104	108	91	79	23	23	3	1	221	211
Net commission income	11	21	–	–	13	20	-2	–	22	41
Net result from sale of assets	269	87	56	12	1	15	1	-9	327	105
Net trading result	-105	-13	-16	4	-33	35	-9	-1	-163	25
Total operating Income	**279**	**203**	**131**	**95**	**4**	**93**	**-7**	**-9**	**407**	**382**
Administrative expenditure	-43	-45	-23	-17	-51	-33	18	23	-99	-72
Depreciation	-2	-1	-1	-2	-2	–	–	–	-5	-3
Other income expenditure	6	6	14	-1	10	17	-24	-25	6	-3
Total expenditure	**-39**	**-40**	**-10**	**-20**	**-43**	**-16**	**-6**	**-2**	**-98**	**-78**
Operating results before provisions for loan losses	**240**	**163**	**121**	**75**	**-39**	**77**	**-13**	**-11**	**309**	**304**
Provision for loan losses	–	–	–	–	–	–	–	–	–	–
Income before tax	**240**	**163**	**121**	**75**	**-39**	**77**	**-13**	**-11**	**309**	**304**
Income tax	-29	-18	-37	-23	–	-12	3	3	-63	-50
Income after tax	**211**	**145**	**84**	**52**	**-39**	**65**	**-10**	**-8**	**246**	**254**
Minority interest	–	–	–	-1	–	–	–	–	–	-1
Group net income	**211**	**145**	**84**	**51**	**-39**	**65**	**-10**	**-8**	**246**	**253**

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 30 June 2005 for the DEPFA Group.

€ m	Nominal amount Residual maturity			
	< = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	23,219	70,477	136,376	230,072
Interest rate futures and forward rate agreements	2,821	–	–	2,821
Interest rate options purchased	2,423	–	256	2,679
Interest rate options written	215	964	208	1,387
Other interest rate contracts	798	1,411	3,735	5,944
Foreign exchange forward contracts	10,494	–	–	10,494
Credit derivatives	10,941	5,427	3,589	19,957
Total	**50,911**	**78,279**	**144,164**	**273,354**

Other details

New commitments

€ m	30.06.2005	30.06.2004
Public sector finance	49,732	32,628
Other loans	1,135	1,221
Total	**50,867**	**33,849**

Primary sale of debentures including loans taken up

€ m	30.06.2005	30.06.2004
Public sector covered bonds	17,141	8,324
Other debentures	2,112	4,311
Loans taken up	2,081	1,936
Total	**21,334**	**14,571**

Average number of employees

	30.06.2005	30.06.2004
Total	**492**	**372**
of which part time employees	7	14

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital (€ m)	30.06.2005	31.12.2004
Core capital (Tier I)	2,598	1,945
Supplementary (Tier II)	859	1,259
Total regulatory capital	**3,457**	**3,204**

Capital adequacy ratios	30.06.2005	31.12.2004
BIS risk weighted assets (€ m)	21,256	16,335
Core capital ratio (Tier I)	12.2%	11.9%
Total capital ratio (Tier I + II)	**16.3%**	**19.6%**

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements' (BIS), Basle Accord regulations to facilitate international comparisons.

Management

Members of the Executive Committee



Gerhard Bruckermann
(Chairman & CEO)

Gerhard Bruckermann has been on the Management Board of DEPFA Group since 1991 and has acted as its spokesman since 2000. Gerhard Bruckermann previously held senior positions in the capital market divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DEPFA'S Public Finance Activities are widely credited to Gerhard Bruckermann's initiative and vision.



Thomas M. Kolbeck
(Vice Chairman & Deputy CEO)

Thomas M. Kolbeck joined DEPFA Group's Management Board in 1997. Prior to this, Thomas Kolbeck held various international management positions with Westdeutsche Landesbank. At DEPFA Group he has been instrumental in the international diversification of Public Finance activities and expansion of infrastructure financing and investment banking.



Dermot Cahillane

Dermot Cahillane joined DePfa-Bank Europe plc in 1993 as member of the Board of Directors and was appointed Managing Director in 1997. Prior to joining DEPFA Group, Dermot Cahillane held senior positions for many years in various national and international divisions of Allied Irish Bank ('AIB'). As a member of the Board of Directors of DEPFA BANK plc, Dermot Cahillane is responsible for Credit, Administration and Human Resources.



Reinhard Grzesik
(CFO)

Reinhard Grzesik joined DEPFA Group in 1996 serving as head of the corporate planning division until 2001. He previously worked in group development at Deutsche Bank AG. As a member of the Board of Directors of DEPFA BANK plc, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development. In addition, Reinhard Grzesik is in charge of Group Operations.



Bo Heide-Ottosen

Bo Heide-Ottosen joined DEPFA in October 2004 as Managing Director and Head of Treasury. He previously held senior management positions in Scandinavia and worked as Executive VP and CFO at Nordic Investment Bank in Helsinki. As a member of the Executive Committee of DEPFA BANK plc Bo Heide-Ottosen is responsible for the Group's global Treasury including responsibility for balance sheet management.



Rolf Hengsteler

Rolf Hengsteler joined DEPFA Group in 1999 as Chief Operations Officer. Prior to this, the mathematician with a PhD in Business Administration worked for more than ten years in various front and back office functions for Frankfurt based Citigroup.
As a member of the Executive Committee of DEPFA BANK plc he is responsible for IT and Market Risk Control.



Andrew T. Readinger

Andrew T. Readinger joined DEPFA BANK plc in January 2005 as a Managing Director, Member of the Executive Committee. Prior to joining DEPFA Group, Andrew Readinger held senior positions in Fixed Income, Public Finance and Capital Markets in both New York and London for JP Morgan and Morgan Stanley.
As a member of the Executive Committee of DEPFA BANK plc, Andrew Readinger is responsible for Structured Solutions both for the Bank as well as its clients.



Ali Yousefian

Ali Yousefian joined DEPFA BANK plc in October 2001 as a Managing Director to set up the Credit Derivatives activity of the bank. Prior to joining DEPFA BANK plc, Ali Yousefian held senior positions in Credit structuring at Commerzbank AG, Daiwa Securities and Credit Suisse Financial Products.
As a member of the Executive Committee of DEPFA BANK plc, Ali Yousefian is responsible for Emerging Markets Sales and Trading, including Credit and Local Currency Derivatives.

Management

Members of the Non-Executive Committee

Dr. Richard Brantner,
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell,
Governor of Central Bank of Ireland (ret'd)

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd) Luxembourg

Hans W. Reich,
Deputy Chairman
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane,
Professor at Trinity College Dublin

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

Addresses

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222 , Fax +353 1 792-2211
www.depfa.com

Frankfurt Office
Neue Mainzer Straße 75
60311 Frankfurt, Germany
Phone +49 69 92882-0, Fax +49 69 92882-100

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7290-0580

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Branch
623 Fifth Avenue, 22nd floor
New York, N.Y. 10022, USA
Phone +1 917 286 2000, Fax +1 917 286 2088

Chicago Representative Office
30 North LaSalle Street, Suite 1510
Chicago, IL 60602, USA
Phone +1 312 332 9100, Fax +1 312 332 9192

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torre Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

San Francisco Representative Office
One Market
Steuart Tower, Suite 1125
San Francisco, California, CA 94105, USA
Phone +1 415 541 7991, Fax +1 415 541 9036

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-6241, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

Addresses

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torre Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Investment Bank Ltd.
International Banking Unit
10 Diomidous Street, 3rd floor
CY-2024 Nicosia, Cyprus
Phone +357 22 396-300, Fax +357 22 396-399

Hong Kong Representative Office
1005 ICBC Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222, Fax +353 1 792-2211

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2 chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620 , Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 450
1017 BW Amsterdam, Netherlands
Phone +31 20 555-4466, Fax +31 20 555-4308

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland
Phone +353 1 792-2222
Fax +353 1 792-2211
www.depfa.com

DEPFA BANK